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                                                                    Exhibit 99.1

                         VIVENDI UNIVERSAL ANNOUNCEMENT

PARIS, DECEMBER 12, 2002 - Vivendi Universal (PARIS BOURSE: EX FP; NYSE:V) confirms that a team of investigators from the Finance Brigade of the Paris public prosecutor's office is carrying out inquiries at the company's head office, following the receipt of a letter rogatory from Judges Pireyre, Cros and Pons. This procedure follows the filing of a claim against an unnamed party in July 2002. The company emphasizes that it is a plaintiff claiming damages in these proceedings and that it intends to cooperate fully with investigations.

CONTACTS:

MEDIA
PARIS

Antoine Lefort
+33 (1).71.71.1180
Alain Delrieu
+33 (1).71.71.1086